Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics’ American Depository Receipts (ADRs) to Commence Trading on
NASDAQ; Shares Will Trade Under the Symbol ‘MZOR’

Schedules Conference Call to Discuss 2013 First Quarter Results

CAESAREA, Israel, May 23, 2013 – Mazor Robotics Ltd. (TASE:MZOR), a developer of innovative surgical robots and complementary products, announced today that  it will commence trading of its American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) through The Bank of New York Mellon (“BNY Mellon”), on or about Tuesday May 28, 2013.  Each ADS will represent 2 ordinary shares of the company and will trade on NASDAQ Capital Market under the trading symbol ‘MZOR.’ The company’s ordinary shares will continue to trade on the Tel Aviv Stock Exchange, under the trading symbol, ‘MZOR.’

Investors holding Mazor Robotics shares who are interested in converting their shares into the company’s ADSs should contact the company’s depositary bank, BNY Mellon:

New York	London	Hong Kong
Melissa Sobolewski	Damon Rowan	Joseph Oakenfold
Adrdesk@bnymellon.com	Damon.Rowan@bnymellon.com	Joe.Oakenfold@bnymellon.com
Tel: +1 212 815 2267	Tel.: +44 207 163 7511	Tel.: +852 2840 9717

2013 First Quarter Results Conference Call

Mazor Robotics will report financial results for the first quarter ended March 31, 2013, before the U.S. markets open on Wednesday, May 29, 2013.  The company will host a conference call to discuss these results on May 29, 2013, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 800-762-8779 and reference the Conference ID: 4621448.   Participants in Israel can use the toll free dial-in number 1809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 480-629-9645, using the same Conference ID.

A replay of the event will be available for two weeks following the conclusion of the call.  To access the replay, callers in the United States can call 800-406-7325 and reference the Replay Access Code: 4621448.  All international callers can dial 303-590-3030, using the same Replay Access Code.  To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

About Mazor Robotics Ltd.

Mazor Robotics Ltd. (TASE: MZOR) is dedicated to the development and marketing of innovative surgical Guidance systems and complementary products in the spine surgical markets that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical Guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been used in the placement of over 35,000 implants in the United States, Asia and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, please visit www.mazorrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties, including, among other, factors and risks that could cause the results to differ materially from those expected by the management of the Mazor. More detailed information about the risks and uncertainties affecting Mazor is contained under the heading “Risk Factors” in the company’s registration statement on Form 20-F filed with the SEC, which is available on the SEC’s web site, www.sec.gov. Mazor undertakes no obligation to update or revise any forward-looking statements.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447